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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

WESTAFF, INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
957070 10 5
(CUSIP Number)
DelStaff, LLC
c/o H.I.G. Capital, L.L.C.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
Attention: John Black
Telephone: (305) 379-2322

with copies to:

H.I.G. Capital, L.L.C.	Greenberg Traurig, LLP
1001 Brickell Bay Drive, 27th Floor	77 West Wacker Drive
Miami, Florida 33131	Chicago, Illinois 60601
Attention: Richard H. Siegel, Esq.	Attention: Paul Quinn, Esq.
Telephone: (305) 379-2322	Telephone: (312) 456-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: DelStaff, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,262,696 (see Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,262,696 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% of Common Stock(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaf’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

(Page 2 of 18 Pages)

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: H.I.G Staffing 2007, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		8,262,696 (see Item 5)(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,262,696 (see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Beneficial ownership of the shares of common stock of Westaff, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its membership of DelStaff, LLC.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

(Page 3 of 18 Pages)

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: H.I.G. Capital Partners III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,262,696 (see Item 5)(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,262,696 (see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Beneficial ownership of the shares of common stock of Westaff, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of DelStaff, LLC.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

(Page 4 of 18 Pages)

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: H.I.G. Advisors III, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,262,696 (see Item 5)(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,262,696 (see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Beneficial ownership of the shares of common stock of Westaff, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of DelStaff, LLC.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

(Page 5 of 18 Pages)

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: H.I.G.-GPII, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,262,696 (see Item5)(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,262,696 (see Item5)(1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Beneficial ownership of the shares of common stock of Westaff, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of his indirect ownership of DelStaff, LLC.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

(Page 6 of 18 Pages)

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Sami W. Mnaymneh

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,262,696 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

8,262,696 (see Item 5)(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Beneficial ownership of the shares of common stock of Westaff, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of his indirect ownership of DelStaff, LLC.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

(age 7 of 18 Pages)

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Anthony A. Tamer

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,262,696 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

8,262,696 (see Item 5)(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Beneficial ownership of the shares of common stock of Westaff, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of his indirect ownership of DelStaff, LLC.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

(Page 8 of 18 Pages)

SCHEDULE 13D
INTRODUCTION
     This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) is being filed in connection with the Stock Purchase Agreement (the “Purchase Agreement”), dated as of February 28, 2007, by and among DelStaff, LLC, a Delaware limited liability company (“DelStaff”), W. Robert Stover (“Mr. Stover”), the Stover Revocable Trust dated November 16, 1988, as amended, the Stover Foundation, the Stover 1999 Charitable Remainder Unitrust dated April 21, 1999, Amy Stover-Newton, Stephen Stover, Susan Stover, the Susan J. Stover GST Irrevocable Trust, the Stephen R. Stover Irrevocable Trust as Amended 3/28/96, Waynesburg College and Presbyterian Lay Committee, Inc. (collectively, the “Stockholders”).
     Pursuant to the Purchase Agreement, on February 28, 2007 (the “Closing Date”), DelStaff acquired from each of the Stockholders an aggregate of 7,933,396 shares (the “Purchased Shares”) of common stock, $0.01 par value (the “Common Stock”) of Westaff, Inc., a Delaware corporation (the “Issuer”), in exchange for total consideration of $32,526,923.60, or $4.10 per Purchased Share, paid in the form of (i) eight percent (8%) promissory notes (the “Promissory Notes”), having an aggregate principal amount of $24,395,192.70 (representing 75% of the total consideration), executed and delivered by DelStaff to each Stockholder, and (ii) cash in an aggregate amount equal to $8,131,730.90, deposited in a bank account in the name of Mr. Stover, as representative of the Stockholders, with Wells Fargo Bank, N.A. (the “Deposit”).
     DelStaff’s payment obligations under the Promissory Notes are guaranteed by H.I.G. Capital Partners III, L.P. DelStaff has a perfected first and only lien on the Deposit and other cash collateral deposited in the account holding the Deposit securing the performance of the Stockholders of their obligations in connection with DelStaff’s Put Option, which is described in Item 4, and their reimbursement of DelStaff for certain costs and expenses incurred in connection with the parties’ defense or prosecution of legal proceedings for the purpose of giving effect to the Purchase Agreement and the transactions contemplated thereby.
     The foregoing summary is qualified in its entirety by the full text of the Purchase Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.2 and incorporated in its entirety herein by reference.
     In addition to the Purchased Shares, an affiliate of DelStaff has acquired, and subsequently transferred to DelStaff, an additional 329,300 shares of Common Stock of the Issuer (the “Market Shares”, and together with the Purchased Shares, the “Shares”) in open market transactions for aggregate cash consideration (including broker’s fees and commissions) of $1,814,443. As a result of these additional purchases, as of the date hereof, DelStaff beneficially owns 8,262,696 shares of Common Stock.
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D relates to the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 298 North Wiget Lane, Walnut Creek, California 94598-2453.

(Page 9 of 18 Pages)

ITEM 2. IDENTITY AND BACKGROUND
     (a), (b) and (c) This Schedule 13D is being filed jointly by (i) DelStaff, (ii) H.I.G. Staffing 2007, Ltd., a Cayman Islands exempted company (“HIG Staffing”), (iii) H.I.G. Capital Partners III, L.P., a Delaware limited partnership (“HIG Capital Partners”), (iv) H.I.G. Advisors III, L.L.C., a Delaware limited liability company (“HIG Advisors”), (v) H.I.G.-GPII, Inc., a Delaware corporation (“HIG GP”), (vi) Sami W. Mnaymneh, an individual and (vii) Anthony A. Tamer, an individual (collectively, the “Reporting Persons”).
     1. DelStaff
     DelStaff is a Delaware limited liability company that was formed for the specific purpose of consummating the purchase of the Purchased Shares and the other transactions contemplated by the Purchase Agreement. The principal place of business of HIG Capital Partners, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The members of DelStaff are HIG Staffing, Alarian Associates, Inc. (“Alarian”) and Michael Willis, a natural person (collectively, the “Members”). John Black, Michael Phillips and Michael Willis, each a natural person, are the managers of DelStaff (collectively, the “Managers”). Each Manager may be removed, with or without cause, (i) at the written request of the Members holding a majority of the class A units of DelStaff or (ii) if applicable, upon the termination of such Manager’s employment with DelStaff or any of its subsidiaries.
     The name, place of organization (or citizenship for natural persons), principal business (or occupation for natural persons) and address of principal office (or residence or business address for natural persons) for each member and manager is set forth below:
Members

Place of
	Organization or	Principal Business	Address of Principal Office or
Name	Citizenship	or Occupation	Residence or Business Address
H.I.G. Staffing 2007, Ltd.	Cayman Islands	Holding company	1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131

Michael Willis	United States	Staffing industry executive	1400 Post Oak Boulevard, Suite 200 Houston, Texas 77056
Managers

Place of
	Organization or	Principal Business	Address of Principal Office or Residence
Name	Citizenship	or Occupation	or Business Address
John Black	United States	Managing Director of H.I.G. Capital, L.L.C.	855 Boylston Street, 11th Floor Boston, Massachusetts 02116

Michael Phillips	United States	Principal of H.I.G. Capital, L.L.C.	855 Boylston Street, 11th Floor, Boston, Massachusetts 02116

Michael Willis	United States	Staffing industry executive	1400 Post Oak Boulevard, Suite 200 Houston, Texas 77056

(Page 10 of 18 Pages)

     2. HIG Staffing
     HIG Staffing is a Cayman Islands exempted company that beneficially owns a majority of the outstanding common units of DelStaff. The following table sets forth the names, addresses and principal occupations of the directors of HIG Staffing. Each such person is a citizen of the United States. HIG Staffing has no executive officers.
Directors

Name	Address	Principal Occupation
Anthony A. Tamer Director	1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131	Managing Partner of H.I.G. Capital, L.L.C.

Sami W. Mnaynmeh Director	1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131	Managing Partner of H.I.G. Capital, L.L.C.
     3. HIG Capital Partners
     HIG Capital Partners is a Delaware limited partnership that beneficially owns a majority of the outstanding common stock of HIG Staffing. HIG Capital Partners’ principal business is as a private equity fund. The principal place of business of HIG Capital Partners, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
     4. HIG Advisors
     HIG Advisors is a Delaware limited liability company, and its principal business is as a private equity management company. HIG Advisors is the general partner of HIG Capital Partners. The principal place of business of HIG Advisors, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
     5. HIG GP
     HIG GP is a Delaware corporation, and its principal business is to serve as an investment management company. HIG GP is the manager of HIG Advisors. The principal business address of HIG GP, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
     The directors and executive officers of HIG GP are as follows:

Name	Address	Principal Occupation
Anthony A. Tamer Co-President, Director	1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131	Managing Partner of H.I.G. Capital, L.L.C.

Sami W. Mnaynmeh Co-President, Director	1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131	Managing Partner of H.I.G. Capital, L.L.C.
     6. Sami W. Mnaymneh and Anthony A. Tamer
     Messrs. Sami Mnaymneh and Anthony Tamer are the co-founders and co-managing partners of H.I.G. Capital, L.L.C., a private equity firm. Additionally, Messrs. Tamer and Mnaymneh are the shareholders of HIG GP.

(Page 11 of 18 Pages)

     (d) and (e) During the last five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
     (f) Each natural person identified in this Item 2 is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     As of March 12, 2007, DelStaff had acquired beneficial ownership of (i) the Purchased Shares in connection with the closing of the transactions contemplated by the Purchase Agreement and (ii) the Market Shares from an affiliate who had purchased such shares in open market transactions. The transactions effected in the past 60 days are described in Item 5(c).
     The Deposit and the acquisition of the Market Shares were funded from the working capital of HIG Capital Partners and its affiliates, which have in excess of $430 million in committed capital under management. HIG Capital Partners has access to short term credit facilities, which it uses in the ordinary course of its investing activities. Such credit facilities are repaid using capital commitments from HIG Capital Partners’ limited partners. If the Promissory Notes become due and payable, it is currently intended that the aggregate amount of principal and interest due thereon be funded from the working capital of HIG Capital Partners.
ITEM 4. PURPOSE OF TRANSACTION
     DelStaff made the investment decision to acquire beneficial ownership of the Shares because, in its judgment, the Common Stock represents an attractive investment opportunity. On the Closing Date, the closing price of the Common Stock on the NASDAQ Global Market was $5.48. As a result of its purchases of the Shares, based on 16,609,603 shares of Common Stock outstanding on February 22, 2007 (as disclosed in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on February 26, 2007), DelStaff, as of the date hereof, beneficially owns 49.7% of the outstanding shares of Common Stock.
     The information set forth in the Introduction is incorporated in this Item 4 by reference.
     DelStaff intends to have its director nominees constitute a majority of the Board of Directors of the Issuer (the “Board”). In this regard, under the Purchase Agreement, DelStaff has the right to require the Stockholders to repurchase all (but not less than all) of the Purchased Shares, in proportion to their respective interests therein as of immediately prior to the Closing Date (the “Put Option”), if all of the following (referred to herein as the “Representation Event”) does not occur on or before September 30, 2007 (as such date may be (i) extended by DelStaff in its sole discretion for up to two consecutive six-month periods, provided DelStaff is in compliance in all material respects with the provisions of the Purchase Agreement, and (ii) further extended by

(Page 12 of 18 Pages)

written agreement of the parties to the Purchase Agreement) (such date, as so extended, being referred to herein as the “Outside Date”):
•	the Issuer must amend its bylaws to increase the number of directors comprising the Board from five to nine or such larger number as may be necessary to permit DelStaff’s director nominees to constitute a majority of the Board (including Michael Willis, who will be proposed for election as Chairman of the Board following the election of such nominees) and fill the newly created directorships with DelStaff’s nominees; (The certificate of incorporation of the Issuer requires that stockholder amendments to the Issuer’s bylaws be approved by the affirmative vote of at least 51% of the combined voting power of all shares of the Issuer entitled to vote generally in the election of directors, voting together as a single class.);

•	DelStaff’s nominees must be duly elected to, and constitute a majority of, the Board; and

•	the Issuer will (if applicable) have filed with the SEC and delivered to its stockholders an information statement on Schedule 14F-1 in respect of such nomination and election, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder.
     If, within 30 days after the Outside Date, DelStaff exercises the Put Option, the Deposit (and any additional cash collateral in the account holding the Deposit) will be delivered back to DelStaff and the Promissory Notes (including any interest and other amounts accrued thereon) will be cancelled and forgiven in full. If the Representation Event does occur on or before the Outside Date, or if DelStaff fails to exercise the Put Option within 30 days after the Outside Date, then the Promissory Notes will mature, DelStaff’s security interest in the Deposit will automatically be cancelled and the Deposit (and any additional cash collateral in the account holding the Deposit) will revert to the Stockholders.
     The foregoing summary is qualified in its entirety by the full text of the Purchase Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.2 and incorporated in its entirety in this Item 4 by reference.
     Except as set forth herein or as would occur in connection with and upon completion of any of the actions and matters discussed in this Item 4, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D.
     The Reporting Persons intend to closely monitor and evaluate the Issuer’s business, financial performance and prospects and its investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial performance, the market price of the Common Stock, changes in law or government regulations, tax considerations, developments affecting the Issuer and its prospects, conditions in the securities markets, general economic and industry conditions, and international geopolitical events, the Reporting Persons may consider various courses of action with respect to the Issuer, its Board and its management and may exercise any and all of its respective rights as stockholder of the Issuer. Such actions may include,

(Page 13 of 18 Pages)

without limitation, and the Reporting Persons reserve the right to effect (or seek to effect), at any time and from time to time in any single transaction or series of transactions, the following:
          (i) purchasing additional shares of the Common Stock on the open market, in privately negotiated transactions, or otherwise;
          (ii) selling some or all of the Reporting Persons’ shares of Common Stock on the open market, in privately negotiated transactions, or otherwise;
          (iii) compositional changes to the Board as described herein and otherwise;
          (iv) material changes in the Issuer’s business or corporate structure;
          (v) material changes in the present capitalization or dividend policy of the Issuer;
          (vi) changes to the Issuer’s certificate of incorporation, bylaws and other organizational documents;
          (vii) changes in the Issuer’s corporate governance policies and practices and with respect to its business plan and operating strategies;
          (viii) extraordinary corporate transactions, including, without limitation, mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Issuer; and
          (ix) taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) - (b) The information contained on the cover pages of this Schedule 13D and the response to Item 3 of this Schedule 13D are incorporated herein by reference. DelStaff is the record owner of 8,262,696 shares of Common Stock, representing approximately 49.7% of the presently outstanding shares of Common Stock. HIG Staffing, a Member of DelStaff, owns a majority of the outstanding common units of DelStaff and thus may be deemed to indirectly have sole power to direct the voting and disposition of the Shares held by DelStaff. HIG Capital Partners owns a majority of the outstanding common stock of HIG Staffing and thus may be deemed to indirectly have sole power to direct the voting and disposition of the Shares held by DelStaff. HIG Advisors is the general partner of HIG Capital Partners and thus may be deemed to indirectly have sole power to direct the voting and disposition of the Shares held by DelStaff. HIG GP is the manager of HIG Advisors and thus may be deemed to indirectly have sole power to direct the voting and disposition of the Shares held by DelStaff. Messrs. Mnaymneh and Tamer control HIG GP and thus may be deemed to indirectly share power to direct the voting and disposition of the Shares held by DelStaff. Messrs. Mnaymneh and Tamer each disclaims beneficial ownership of the Shares.
     (c) DelStaff acquired the Market Shares on March 1, 2007 for $1,814,443 from an affiliate. The acquisition was funded as described in Item 3.

(Page 14 of 18 Pages)

     (d) Not applicable.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Joint Filing Agreement
     Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto.
     Purchase Agreement
     The information set forth in the Introduction is incorporated in this Item 4 by reference. Under the Purchase Agreement, DelStaff has agreed to pay additional cash consideration for each Purchased Share (i) if during the one year period following the Closing Date DelStaff sells all or any portion of the Purchased Shares for a price, after subtracting all fees, expenses and taxes arising from such sale, in excess of $4.10 per Purchased Share (such excess being referred to herein as the “net excess consideration”), in an amount equal to 20% of the net excess consideration for each Purchased Share, but not to exceed $0.45 per Purchased Share (or $3,570,163.20 in the aggregate), and (ii) in an amount equal to $0.35 in cash per Purchased Share (minus any amounts paid, but including any Purchased Shares sold, pursuant to (i) above) if on the first anniversary of the Closing Date, the average of the closing prices of one share of Common Stock during the immediately preceding 200 consecutive trading days is equal to or greater than $5.25. DelStaff is not required to pay the amount referred to in the foregoing clause (ii) prior to the occurrence of a Representation Event.
     In addition to obligation undertaken by each party to the Purchase Agreement to use commercially reasonable efforts to consummate and make effective the transactions contemplated thereby (following the sale and purchase of the Purchased Shares), including causing the Representation Event to occur, as promptly as practicable, but in any event before the Outside Date, Mr. Stover, who is the Chairman of the Board of the Issuer, has agreed not to resign from the Board or his position as Chairman of the Board, without DelStaff’s prior written consent, and to take any and all lawful actions as are reasonably requested by DelStaff to cause the Representation Event to occur prior to the Outside Date.
     Side Letter
     In connection with the closing of the transactions contemplated by the Purchase Agreement, on February 28, 2007, DelStaff and Mr. Stover entered into a letter agreement pursuant to which Mr. Stover agreed that if, at such closing, DelStaff did not receive from each Stockholder fully and duly executed transfer instruments with respect to any Purchased Shares, then Mr. Stover would, within 10 trading days of the Issuer’s issuance of its earnings release for the fiscal quarter ended January 31, 2007, purchase shares of Common Stock in the open market to cover the “shortfall” and sell all such shares to DelStaff.

(Page 15 of 18 Pages)

     The foregoing summary is qualified in its entirety by the full text of the letter agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.3 and incorporated in its entirety in this Item 6 by reference.
     LLC Agreement
     DelStaff’s limited liability company agreement, dated as of February 28, 2007, by and among the Members (the “LLC Agreement”) governs the operations of DelStaff and the relationship among the Managers and the Members, including decisions with respect to the voting and disposition of DelStaff’s portfolio securities, including the Shares. Under the LLC Agreement, all decisions with respect to the voting or disposition of DelStaff’s portfolio securities, including the Shares, require the act of a majority of the Managers present at a meeting of the Board at which a quorum is present. A majority of the total number of Managers constitutes a quorum. In addition, the dissolution and liquidation of DelStaff, and any amendment or modification of the LLC Agreement, requires the approval of the Members holding a majority of DelStaff’s class A units and class B units, in the aggregate.
     The foregoing summary is qualified in its entirety by the full text of the LLC Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.4 and incorporated in its entirety in this Item 6 by reference.
     Alarian Finder’s Fee
     If the Representation Event occurs, Alarian will be paid a $600,000 finder’s fee upon the payment of the Promissory Notes.
     Reference is made to Items 3 and 4 of this Schedule 13D, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of March 12, 2007, made among the Reporting Persons

Exhibit 99.2	Stock Purchase Agreement, dated as of February 28, 2007, by and among DelStaff, Mr. Stover and each of the Stockholders

Exhibit 99.3	Letter agreement, dated February 28, 2007, by and between Mr. Stover and DelStaff

Exhibit 99.4	Limited Liability Company Agreement, dated as of February 28, 2007, by and among the Members

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SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 12, 2007

DELSTAFF, LLC
By:	/s/ John Black
	Name:	John Black
	Title:	Manager

H.I.G. STAFFING 2007, LTD.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	Director

H.I.G-GPII, INC.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

H.I.G. ADVISORS III, L.L.C.
By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

(Page 17 of 18 Pages)

H.I.G. CAPITAL PARTNERS III, L.P.
By:	H.I.G. Advisors III, L.L.C.
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer

(Page 18 of 18 Pages)